Philadelphia, PA, September 14, 2009

For Immediate Release

ING CLARION GLOBAL REAL ESTATE INCOME FUND “IGR” and
ING CLARION REAL ESTATE INCOME FUND “IIA”
ANNOUNCE SHAREHOLDER APPROVAL OF MERGER

Philadelphia, Pennsylvania – September 14, 2009 – ING Clarion Real Estate Securities, LLC announced today that shareholders of ING Clarion Real Estate Income Fund (NYSE: IIA) have approved the reorganization of IIA into ING Clarion Global Real Estate Income Fund (NYSE: IGR) at a special meeting held today.

It is currently expected that the reorganization will be concluded on or about September 30, 2009, subject to all regulatory requirements and customary closing conditions being satisfied. In connection with the reorganization, IGR will acquire substantially all of the assets and liabilities of IIA in a tax free transaction for common shares of IIA.  The reorganization will occur based on the relative net asset values of IIA and IGR.  Prior to the completion of the reorganization, IIA anticipates declaring a final distribution of any income and gains for its current fiscal year which will be payable September 30, 2009 to shareholders of record on September 24, 2009.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any ING fund, including IGR, the surviving fund in the reorganization. Investors should consider the investment objectives, risks, charges and expenses of their funds carefully and consider in its entirety the Proxy Statement / Prospectus and other documents filed with the U.S. Securities and Exchange Commission relating to the reorganization, which contain important information regarding the investment objectives and policies, risks, charges, expenses and other important information about IGR.

About ING Clarion Real Estate Securities

The closed-end funds IIA and IGR are managed by ING Clarion Real Estate Securities, a registered investment management firm specializing in the management of equity real estate securities.  Headquartered near Philadelphia, Pennsylvania the firm has approximately USD 11 billion in assets under management as of June 30, 2009 and over 70 employees located throughout the United States, the United Kingdom, Hong Kong and Japan.

ING Clarion Real Estate Securities is the real estate equity management arm of ING Real Estate Investment Management, a global real estate investment management company. With a total business portfolio of more than $87 billion and offices in 22 countries in Europe, the Americas, Asia and Australia, ING Real Estate Investment Management ranks among the world's strongest real estate companies.

ING Real Estate Investment Management is part of ING Group, a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries.

More information on ING Clarion’s Closed-End Funds is available at www.ingclarionres.com.